EXHIBIT A

AMENDMENT NO. 1

TO THE

SUBADVISORY AGREEMENT

This AMENDMENT NO. 1 TO THE SUBADVISORY AGREEMENT (the "Amendment") is effective as of November 7, 2019, by and between SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the "Adviser"), and SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC., a Delaware corporation (the "Subadviser").

WITNESSETH:

WHEREAS, the Adviser and Seasons Series Trust, a Massachusetts business trust (the "Trust"), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time, pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement;

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company;

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated February 6, 2017 (the "Subadvisory Agreement"), pursuant to which the Subadviser furnishes investment advisory services to the investment portfolio(s) of the Trust, as listed on Schedule A of the Subadvisory Agreement (the "Portfolios");

WHEREAS, the Adviser and the Subadviser wish to amend and restate Schedule A to the Subadvisory Agreement as attached hereto; and

WHEREAS, the Board of Trustees of the Trust has approved this Amendment to the Subadvisory Agreement and it is not required to be approved by the shareholders of the Portfolios.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Subadvisory Agreement as follows:

1.Schedule A Amendment. Schedule A to the Subadvisory Agreement is hereby amended and restated as attached hereto.

2.Notices. The address set forth in Section 19 of the Subadvisory Agreement for the Subadviser is hereby replaced with the following: 7 Bryant Park, New York, NY 10018. Attention: Legal Department.

3.Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

4.Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

5.Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By: /s/ Sharon French

Name: Sharon French

Title: President and Chief Executive Officer

SCHRODER INVESTMENT MANAGEMENT

NORTH AMERICA INC.

By: /s/ Jennifer Horne

Name: Jennifer Horne, CFA

Title: Head of Client Services

Authorized Signatory

SCHRODER INVESTMENT MANAGEMENT

NORTH AMERICA INC.

By: /s/ Shanak Patnaik

Name: Shanak Patnaik

Title: Authorized Signatory

SCHEDULE A

Annual Fee (as a percentage of the
average daily net assets the
Portfolio(s)	Subadviser manages in the portfolio)
SA Multi-Managed International Equity Portfolio	0.40% on the first $100 million
0.35% on the next $400 million
0.30% thereafter
SA Multi-Managed Small Cap Portfolio	0.52% on all assets